September 16, 2013

VIA EDGAR

Cecilia Blye, Chief Office of Global Security Risk

Barbara Jacobs, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ctrip.com International, Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed on March 29, 2013
File No. 001-33853

Dear Ms. Blye and Ms. Jacobs:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 10, 2013 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2012 Form 20-F filed by the Company on March 29, 2013. The comments are repeated below in bold and followed by the responses thereto.

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Form 20-F for the Fiscal Year Ended December 31, 2012

General

1.                                      We note language on your website during the past six months advertising flights or vacation packages to Havana, Cuba; Khartoum, Sudan and Damascus, Syria. Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Syria and Sudan, if any, whether through subsidiaries, affiliates, alliance partners or other direct or indirect arrangements.

In this regard, we note your disclosure on page 29 that you sell tickets “as an agent” for many airlines including Lufthansa and Air France-KLM. Lufthansa is a member of Star Alliance, an airline alliance. The Star Alliance website indicates that Lufthansa offers flights servicing Khartoum, Sudan and that other alliance members offer flights servicing Damascus, Syria. Air France-KLM is a member of SkyTeam, an airline alliance. The SkyTeam website indicates that Air France-KLM offers flights servicing Havana, Cuba. Your response should describe any information, services, products or technology you have directly or indirectly provided to or received from Cuba, Sudan or Syria, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by their governments.

The Company respectfully advises the Staff that it does not have any direct past, current or anticipated future contacts with Cuba, Sudan or Syria. The Company has not directly or indirectly provided to or received from Cuba, Sudan or Syria any information, services, products or technology, and there are no agreements, commercial arrangements, or other contacts the Company has had with the governments of these countries or entities controlled by their governments.

As disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2012, the Company sells air tickets as an agent for many international airlines operating flights originated from cities in China.  The Company typically enters into framework agency agreements with the international airlines (such as Air France and Lufthansa), which set out general terms of the agency relationship between the Company and the contracting airlines without details of the airline routes.  Pursuant to industry practice, the Company obtains information of the routes that the contracting airlines offer in China through the global distribution system (GDS), sells air tickets for such routes and displays the destinations on the Company’s website.

2.                                      Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

As stated in the response to the Staff’s comment #1 above, the Company does not do business or have any direct contact with Cuba, Sudan or Syria.

The Company supplementally advises the Staff that revenues generated from air tickets and vacation packages to Cuba, Sudan and Syria collectively accounted for less than 0.005% of the Company’s total net revenues in each of 2010, 2011, 2012 and the first six months of 2013, which were very immaterial to the Company’s business as a whole.

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The Company acknowledging that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any additional questions or comments regarding the 2012 Form 20-F filed by the Company on March 29, 2013, please contact the undersigned at (86 21) 3406-4880 Ext. 11518.  Thank you.

Very truly yours,

/s/ Jenny Wenjie Wu

Jenny Wenjie Wu
Chief Financial Officer

cc: James Jianzhang Liang, Chairman of the Board of Directors

Min Fan, Director, Chief Executive Officer and President

Jane Jie Sun, Chief Operating Officer

Ctrip.com International, Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom